UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
trivago N.V.
(Name of Issuer)

Class A shares, nominal value of €0.06 per share
(Title of Class of Securities)
89686D 105 (for American Depositary Shares, each representing one Class A Share)
(CUSIP Number)
Peter Vinnemeier
Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
Copies to:

David C. Boles Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 (20) 7710-1000	Marc D. Jaffe Marcus C. Funke Latham & Watkins LLP 885 Third Avenue New York, NY 10017 (212) 906-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Peter Vinnemeier
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 44,110,793(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 44,110,793(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,110,793(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 12.6% (1) (2)
14.	Type of Reporting Person: IN

(1)
Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.

(2)
Based upon the total of 350,047,027 of the Issuer’s Class A and Class B shares outstanding as of June 30, 2017 (assuming the Post-IPO Merger (as defined below) had been consummated prior to such date).

Explanatory Note
On December 16, 2016, trivago N.V. (the “Issuer”), completed its initial public offering (“IPO”), in which the Issuer and Rolf Schrömgens, Peter Vinnemeier and Malte Siewert (together, the “Founders”) sold 30,026,635 American depositary shares representing Class A shares.
The Issuer has two classes of shares, Class A shares and Class B shares. Each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share, and Class B shares are entitled to ten votes per share.

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Following the IPO, the Issuer effected a corporate reorganization (the "Post-IPO Merger"), pursuant to which trivago GmbH, the historical operating company of the trivago group, was merged with and into trivago N.V., which had acted as the holding company of trivago GmbH prior to such merger. Pursuant to the Post-IPO Merger, which became effective on September 7, 2017, the Founders exchanged all units of trivago GmbH owned by them for Class B shares of trivago N.V.
This Schedule 13D is being filed by Mr. Vinnemeier in his individual capacity.

Item 1. Security and Issuer
This Schedule 13D relates to the Class A shares of the Issuer.
The principal executive office of the Issuer is Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.
Item 2. Identity and Background

(a) Name of Person Filing. This Schedule 13D is filed individually by Peter Vinnemeier (the “Reporting Person”).
(b) Principal Business Address. The principal business address of the Reporting Person is c/o trivago N.V., Bennigsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.
(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such Employment is Conducted. Managing Director of trivago N.V.
(d) Criminal Proceedings. Within the last five years, Mr. Vinnemeier has not been convicted in any criminal proceedings.
(e)    Civil Proceedings. Within the last five years, Mr. Vinnemeier was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)     Citizenship. Mr. Vinnemeier is a citizen of the Federal Republic of Germany.
 Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person acquired 44,110,793 Class B shares of the Issuer in connection with the Issuer's Post-IPO Merger.
Specifically, pursuant to the Post-IPO Merger, the Reporting Person exchanged his units of trivago GmbH for Class B shares of the Issuer. As a result of such exchange, the Reporting Person currently holds 44,110,793 Class B shares of the Issuer.
Item 4. Purpose of Transaction
The Reporting Person is a Managing Director of the Issuer.
The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)    The Reporting Person may be deemed to beneficially own 44,110,793 Class A shares of the Issuer, representing 12.6% of the Issuer's outstanding Class A and Class B shares, based on 350,047,027 Class A and Class B shares of the Issuer outstanding as of June 30, 2017 (assuming the Post-IPO Merger had been consummated prior to such date).
(b) The Reporting Person has sole voting and dispositive power with respect to the Class B shares of the Issuer owned by him.
(c) Transactions in the Issuer’s Class A or Class B shares within 60 Days. No transactions in the Issuer’s Class A or Class B shares have been effected by the Reporting Person within the past 60 days.
(d) Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class B shares held in the name of the Reporting Person and reported herein.
(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Amended and Restated Shareholders' Agreement
In connection with the IPO, the Issuer, the Founders, Expedia Lodging Partner Services S.à r.l., Expedia, Inc., a Washington State corporation and Expedia, Inc., a Delaware corporation (“Expedia”) entered into an amended and restated shareholders’ agreement (the “Amended and Restated Shareholders’ Agreement”).
Agreements regarding the supervisory board
The Amended and Restated Shareholders’ Agreement provides that the Issuer’s supervisory board be comprised of seven members who will each serve for a three-year term. Subject to applicable law, including applicable NASDAQ standards: (a) for so long as the Founders and their affiliates hold, collectively, at least 15% of the total number outstanding of the Issuer’s Class A and Class B shares, the Founders are entitled to designate for binding nomination three members to the Issuer’s supervisory board, all of whom must be independent; and (b) Expedia is entitled to designate for binding nomination all other members of the Issuer’s supervisory board, one of whom will be the chairperson of the board with a tie breaking vote and, if the nominee is qualified, one of whom will be the chairman of the Issuer’s audit committee. Expedia is entitled to increase or decrease the size of the supervisory board, provided that the number of members who the Founders are entitled to appoint is not less than three-sevenths (rounded to the nearest whole number) of the members of the supervisory board.
 The Amended and Restated Shareholders’ Agreement also sets forth agreements regarding the committees of the supervisory board and the rules of procedure.
The Issuer’s supervisory board members were appointed by the Issuer’s shareholders acting at a general meeting upon a binding nomination by the supervisory board. Therefore, Expedia and each Founder are required to vote the shares held by them at the general meeting in accordance with the voting arrangements set forth in the Amended and Restated Shareholders’ Agreement.
Agreements regarding the management board
The Issuer’s management board is comprised of six members who have been appointed pursuant to the Issuer’s deed of incorporation, and who subsequently have been reappointed in the annual general meeting of June 9, 2017. Pursuant to the Amended and Restated Shareholders’ Agreement, so long as certain conditions are met, the Founders who are serving as management board members are entitled to designate for binding nomination all six directors to the Issuer’s management board for so long as the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of the Issuer’s Class A shares and Class B shares and a Founder is serving as chief executive officer of the company. Subject to certain conditions, so long as (i) the Founders and their affiliates, collectively, own at least 15% of the total number outstanding of the Issuer’s Class A shares and Class B shares and (ii) any Founder and its affiliates hold at least 50% of the Class A shares and Class B shares such Founder owned upon completion of the IPO, such Founder generally has a right to be designated by the Founders for binding nomination by the supervisory board to the management board. For purposes of determining a Founder’s rights described in clause (ii) of the prior sentence, certain sales in the first two years following the IPO by such Founder of Class A shares, or securities convertible, exercisable or exchangeable for Class A shares, shall be treated as having been sold by such Founder in the IPO. The Founders shall only designate a former management board member for a new term if the circumstances initially warranting the removal, non-reappointment or resignation have changed, and the supervisory board in its sole discretion may choose not to designate such former management board member for binding nomination to the management board.
Pursuant to the Amended and Restated Shareholders’ Agreement, certain transition arrangements were agreed for succession of the chief executive officer. From the date that Mr. Schrömgens ceases to serve as chief executive officer, for a period of three years (the “Transition Period”), so long as a Founder is serving as chief executive officer and there is no set of circumstances that would constitute a reasonable cause, such Founder has the right to nominate a successor, subject to the approval of Expedia, and thereafter, the supervisory board. During the Transition Period, at the request of either the Founders or Expedia, (1) the supervisory board will be expanded by two seats, one of which will be filled by the Founders and one of which will be filled by Expedia, and (2) a three-person committee of the supervisory board will be formed which shall be entitled to nominate a chief executive officer, subject to the approval of Expedia, and thereafter, the supervisory board, in the event that a chief executive officer has not been nominated before the Founder serving as chief executive officer has ceased to serve as such. During the first eighteen months of the Transition Period, if the CEO is not a Founder, Expedia will have the right to designate for binding nomination two management board members and the chief executive officer will have the right to designate all other management board members, subject to approval by the supervisory board.
 Registration and other rights
Pursuant to the Amended and Restated Shareholders’ Agreement, Expedia and the Founders have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A shares and Class B shares, and

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related indemnification rights from the company, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by the Issuer.
The Amended and Restated Shareholders’ Agreement also grants appropriate information rights to Expedia and the Founders.
Expedia and the Founders also agreed in the Amended and Restated Shareholders’ Agreement that certain resolutions of the general meeting of shareholders require the consent of one Founder.
Share transfer restrictions
The Amended and Restated Shareholders’ Agreement provides certain restrictions on the transferability of the Class A shares and Class B shares held by Expedia and the Founders, including prohibitions on transfers by the Founders to the Issuer’s competitors. The Founders have tag-along rights on transfers of Class B shares to certain specified parties, and based on certain conditions Expedia has the right to drag the Founders in connection with a sale of all of its Class A shares and Class B shares. Expedia and the Founders agreed to grant each other a right of first offer on any transfers of Class A shares or Class B shares to a third party.
Call and put rights
Pursuant to the Amended and Restated Shareholders’ Agreement, if a Founder is removed for reasonable cause, Expedia has the right to purchase, and the Founder is obligated to sell, all, but not less than all, of the Class A shares and Class B shares owned by such Founder, at a price based on a volume-weighted average of the trading price of the Issuer’s Class A shares.
If the general meeting of shareholders resolves to remove a Founder as a management board member without reasonable cause or if the supervisory board revokes the title of chief executive officer from a Founder then serving as chief executive officer without either (i) reasonable cause or (ii) the consent of another Founder, and the Founder terminates his services as management board member within 30 days thereof, then, the Founder will have the right to sell, and Expedia will be obligated to buy, all, but not less than all, of such Founder’s shares, at a price based on a volume-weighted average of the trading price of the Issuer’s Class A shares, unless a fact or circumstance exists which would be reasonably likely to result in the occurrence of any of the events in clauses (a) through (g) in the definition of reasonable cause set forth below. In such a case, no right to sell will be triggered by the removal of such management board member.
Reasonable cause for purposes of the Amended and Restated Shareholders’ Agreement means, with respect to a management board member, the occurrence of any of the following: (a) the willful or gross neglect by the management board member of his or her fiduciary duties owed to the company or its subsidiaries; (b) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony (or equivalent) offense by the management board member; provided, that for purposes of this clause (b) if a management board member is removed following being formally accused or charged with the commission of such an offense, and such management board member subsequently is convicted of (or pleads guilty or nolo contendere to) such offense, there will be deemed to have been reasonable cause at the time of the removal; (c) a material breach (or breaches which, when aggregated with any prior breach or breaches, are material) by the management board member of his or her fiduciary duties owed to the company or any of its subsidiaries, or of the company organizational documents; (d) a material breach by the management board member of any nondisclosure, non-solicitation, or noncompetition obligation owed to the company or any of its subsidiaries; (e) a material failure (or failures which, when aggregated with any prior failure or failures, are material) to meet reasonable individual expectations in respect of his individual management duties in respect of the execution of his or her employment or duties as a management board member; (f) a material failure (or failures which, when aggregated with any prior failure or failures, are material) by the company to perform pursuant to the annual business plan, except to the extent that the failure results from unforeseen circumstances and is responded to reasonably and appropriately by such management board member, and (g) any other fact or circumstance or action or inaction by such management board member, in each case constituting good cause under German law as interpreted by German courts.
If the Founders have to sell ordinary shares to pay taxes realized in connection with the post-IPO merger or to repay a loan obtained by the Founders to pay such taxes, the ownership levels at which they lose certain rights in the Amended and Restated Shareholders’ Agreement shall be equitably adjusted such that, in effect, all or a portion of the shares so sold are treated as having been retained by the Founders.
On August 22, 2017, the parties thereto amended the Amended and Restated Shareholders’ Agreement to make a technical correction to one definition in the agreement.
IPO Structuring Agreement
Prior to the IPO, travel B.V., the Founders, Expedia Lodging Partner Services S.à r.l., trivago GmbH, and certain other Expedia parties entered into an IPO structuring agreement, the (“IPO Structuring Agreement”).
Under the IPO Structuring Agreement, each of trivago N.V., trivago GmbH and each of the Founders requested tax rulings from the German tax authorities in connection with the Post-IPO Merger. Following receipt of such tax rulings, the Post-IPO Merger

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was effected, and the Founders exchanged all of their units of trivago GmbH that had been remaining after the IPO for Class B shares of trivago N.V.
On August 22, 2017, the parties thereto entered into a side letter to the IPO Structuring Agreement to confirm the parties' understandings with respect to the consummation of the Post-IPO Merger.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1
Form of Amended and Restated Shareholders’ Agreement of trivago N.V. (attached as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-214591) filed with the Securities and Exchange Commission on December 5, 2016 and incorporated herein in its entirety by reference)

99.2	Amendment to Amended and Restated Shareholders' Agreement of trivago N.V.
99.3
Form of IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH (attached as Exhibit 4.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-214591) filed with the Securities and Exchange Commission on December 5, 2016 and incorporated herein in its entirety by reference)

99.4	Side letter to IPO Structuring Agreement by and among the Founders, Expedia LPS Lodging Partner Services S.à.r.l., travel B.V. and trivago GmbH

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

/s/ Peter Vinnemeier
Peter Vinnemeier Managing Director of trivago N.V.

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